February 17, 2005



Fax (202) 942-9635
Mail Stop 04-09

Gregory Pusey, President
Cambridge Holdings, LTD.
106 S. University Blvd. #14
Denver, Colorado 80209


Re:	Cambridge Holdings, LTD.
	File No.    000-12962
      Form 10-K for the year ended June 30, 2004
      Forms 10-Q for the quarter ended September 30, 2004

Dear Mr. Pusey:

      We have reviewed your filing and have the following comments.
We have limited our review to Critical Accounting Policies, Investment
Company Act Issues, and Accounting for certain available for sale securities and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K

Management Discussion & Analysis, page 5
1. Tell us how you considered the interpretive guidance in FR-72 with regards to including a discussion of the Company`s critical accounting policies; the judgments and uncertainties affecting the application of those policies; and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, we note no discussion of the judgments and estimates required in your accounting for investments or impairments on long lived assets. Please explain.

Financial Statements and Notes

Statement of Operations and Comprehensive Income, page F-4
2. We noted that majority of the Company`s assets are in investment securities and the majority of your revenue results from such investments. . Supplementally, tell us how you consider the Investment Company Act of 1940 in determining whether the Company met the requirements of an investment company pursuant to such Act.

Note 2 - Investment Securities, page F-11
3. We note that your investment in A4S Technologies is classified as investment securities - available for sale. Considering A4S is a privately-held company, tell us how you considered the scope requirements of paragraph 3 of SFAS 115 in classifying this investment as an available for sale security. Also tell us how you considered the requirements of APB 18 in accounting for this investment.
4. In a supplemental response, tell us how you considered FIN
46(R)
relating to your investment in A4S Technologies. Provide us your analysis under FIN 46 that supports your conclusions and clarify the manner in which you assessed materiality. Explain how you factored into your analysis any related party interest and the convertible notes due from A4S. Also, tell us if you have any other investments that you considered for the application of FIN 46(R).

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yolanda Crittendon at (202) 942-1868 or me at
(202) 942-2814 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Kathleen A. Collins
Branch Chief


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Cambridge Holdings, LTD.
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